

December 10, 2014

<u>Via E-mail</u>
C. Douglas Buford, Jr. Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C
425 West Capitol, Ste. 1800
Little Rock, AR 72201

     Re: P.A.M. Transportation Services, Inc.
            Schedule TO-I
            Filed December 2, 2014
            File No. 005-39193

Dear Mr. Buford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Summary Term Sheet, page ii</u>

1. We note that the offer is set to expire at midnight on December 30, 2014. However, December 26, 2014 is not considered a business day as defined in Rule 13e-4(a)(3). Accordingly, the offer as structured is open for less than 20 full business days. Please revise throughout your document as necessary, so that the offer will be open at least through midnight Eastern Time on the twentieth business day.

10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 15

   2.   The disclosure in footnote 3 to the table on page 16 regarding the assumed number of shares to be purchased in the Offer appears inconsistent with the disclosure on page 15 that the "After the Offer" column assumes that 640,000 shares are purchased in the Offer. Please revise or advise.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact me at (202) 551-3252 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Lisa M. Kohl

                                        Lisa M. Kohl
                                        Attorney-Advisor
                                        Office of Mergers & Acquisitions